May 2, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RRe:	Pacman Media Inc Registration Statement on Form S-1 Filed September 15, 2015 File No. 333-202771

Dear Maryse Mills-Apenteng,

This letter sets forth the responses of Pacman Media Inc. (the "Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above-referenced filing as set forth in the comment letter of April 27, 2016.

Exhibit 23.1

1. Please also include a consent from David Lee Hillary, Jr., CPA consenting to the use of his audit report dated December 23, 2014 and the related statements of operations, changes in stockholders’ equity and cash flows for the year ended October 31, 2014, the period from September 25, 2013 (Inception) through October 31, 2013, and the period from September 25, 2013 (Inception) through October 31, 2014.

In response to the Staff’s comment, the Company has now filed the consent.

The Company hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, /s/ Dave Evans David Mark Evans, Director